02052025

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2002

Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index on Sequentially
Numbered Pages: ___3___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: August 13, 2002

By: ______________________
Name: François D. Ramsay
Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Quarterly Report to Shareholders 3rd Quarter ended June 30, 2002	5

EXHIBIT 1

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to provide results for the nine months ended June 30, 2002.

Net earnings for the third quarter were $27.7 million, or $0.94 per share on a diluted basis, up respectively 71.0% and 70.9% from net earnings of $16.2 million, or $0.55 per diluted share, in the third quarter last year. The third quarter earnings and earnings per share are both records for the Company for any fiscal quarter, and exceeded the Company's expectations. On June 14, 2002, the Company had most recently raised its EPS guidance for the third quarter to a range of $0.85 - $0.90 per diluted share.

Sales for the quarter were also a new quarterly record at $195.7 million, up 28.9% from $151.8 million in the third quarter last year, due to a 31.0% increase in unit shipments. Lower selling prices were substantially offset by the impact of a higher valued product-mix. The higher unit sales were entirely attributable to continuing strong share penetration by the Gildan brand in all of its target market segments. According to the S.T.A.R.S. Report from ACNielsen Market Decisions, the Company maintained its overall No. 1 position in the U.S. in T-shirts, where it achieved a share of 27.7%, up from 23.6% a year ago. Moreover, Gildan's T-shirt inventories in the U.S. distributor channel were down by 19.0% compared with June 30, 2001. Its share in sport shirts increased to 13.8%, versus 8.3% in the June quarter of 2001, while Gildan's share in the fleece segment was 11.2%, compared with 10.0% in the June quarter last year. Overall U.S. market demand for T-shirts in the June quarter of 2002 was down by 1.5%, compared to the corresponding quarter of the previous year. Overall market demand for sport shirts continued to be weak, down 10.7% compared with the June quarter of 2001, due to lower corporate promotional activity. Demand for fleece increased by 11.4%, although the June quarter is traditionally a low quarter for sales of fleece products due to seasonal weather conditions.

In Europe, Gildan's sales for the June quarter increased by 34.6% compared with a year ago, with unit shipments increasing by 37.8%. The company also maintained its strong No. 1 position in T-shirts in Canada.

Gross margins were 29.8%, compared with 27.2% in the third quarter last year. Margins improved due to significantly lower raw material costs combined with the impact of manufacturing efficiencies as well as more favourable product-mix. The cost reduction benefits have not been fully passed through into lower selling prices.

Selling, general and administrative expense increased by 30.0% from the third quarter of last year. This increase reflected the impact of increasing the year-to-date provision for payments under the Company's performance–based annual incentive program, as well as higher variable selling expenses compared with fiscal 2001.

Our record sales, gross margins and net earnings reflect our emphasis on vertically-integrated manufacturing and low-cost production, as well as our success in leveraging the Gildan brand to drive our market share penetration. All of our manufacturing operations are running at high efficiency levels, and we are delighted with our progress in starting up our new manufacturing operations, namely, our yarn-spinning factory in Long Sault, Ontario, our greenfield integrated knitting, dyeing and cutting facility in Rio Nance in Honduras, and our Mexican sewing operations.

Net earnings for the first nine months of fiscal 2002 were $46.9 million, or $1.60 per share on a diluted basis, compared with net earnings of $39.7 million, or $1.35 per diluted share a year ago, after a one-time charge of $2.9 million after-tax, or $0.10 per diluted share, for the closure and relocation of the Company's U.S. distribution centre. Sales for the first nine months were $440.7 million, up 13.1% from $389.7 million in the first nine months of fiscal 2001.

The Company significantly exceeded its internal objectives by generating $64.3 million of free cash flow in the third quarter, after capital expenditures, compared with a use of cash of $22.9 million in the third quarter of fiscal 2001. In addition to the cash flow generated by its operating earnings, the Company reduced inventories by $41.4 million and receivables by $8.1 million in the third quarter. Days sales outstanding on trade receivables were 46 days at June 30, 2002, compared with 91 days at the end of the third quarter of fiscal 2001. As a result, the Company ended the third quarter with no indebtedness outstanding on its revolving bank credit facility, and with a cash balance of $24.6 million. At the end of the third quarter of fiscal 2001, the Company had bank indebtedness of $53.0 million.

Based on its actual results for its third quarter, and the outlook for the fourth quarter of the current fiscal year, Gildan expects its full year EPS to be in the range of $2.20 to $2.25 on a diluted basis, on approximately $590 million of sales, up from its prior guidance of $2.10 to $2.15 per diluted share, on $580 - $585 million of sales. Gildan also reiterated that it continued to be confident that it would achieve EPS growth of 20% in fiscal 2003, over the higher earnings base achieved in fiscal 2002. The resulting projected earnings range of $2.60 - $2.70 per diluted share for fiscal 2003, on approximately $650 million of sales, assumes continuation of a relatively flat outlook for growth in overall industry demand.

With our market share gains which we are continuing to attain, combined with our plans to continue to drive down our cost structure through the further ramp-up of Long Sault and Rio Nance, as well as our recent acquisition of a second Canadian yarn-spinning operation and further sewing efficiencies which we plan to achieve as we expand capacity, we believe we are well positioned to achieve our EPS growth targets in fiscal 2003. Moreover, in addition to achieving sales and earnings growth, we are extremely pleased with our strong balance sheet which we have built through our cash flow performance, and we believe that we will continue to produce positive free cash flow as we go forward.

With effect from its 2003 fiscal year, the Company will adopt new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation. The implementation date of the new standard is for financial year-ends beginning on or after January 1, 2002. The impact of implementing the new standard is immaterial for Gildan in fiscal 2002, as the Company's pro-forma EPS for the current fiscal year would be reduced by less than $0.01 per diluted share, as a result of accounting for stock-based compensation prospectively on a fair value basis.

On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support.

H. Greg Chamandy

H. Greg Chamandy
Chairman of the Board and
Chief Executive Officer

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	June 30, 2002 (unaudited)	September 30, 2001 (audited)	July 1, 2001 (unaudited)
Current assets:			
Cash	$ 24,580	$ -	$ -
Accounts receivable	104,513	125,525	157,206
Inventories	138,082	178,351	193,235
Prepaid expenses and deposits	5,317	4,265	4,898
	272,492	308,141	355,339
Fixed assets	190,626	153,572	150,772
Other assets	4,493	6,942	7,960
Total assets	**$ 467,611**	**$ 468,655**	**$ 514,071**
Current liabilities:			
Accounts payable and accrued liabilities	$ 79,499	$ 98,198	$ 81,519
Income taxes payable	4,445	2,312	7,532
Current portion of long-term debt	6,807	6,416	6,669
	90,751	106,926	95,720
Long-term debt:			
Revolving bank loan	-	35,083	52,998
U.S. senior notes	105,784	106,173	105,336
Capital leases	3,315	6,139	7,315
Other secured debt	4,926	5,530	5,868
Unsecured debt	2,209	300	300
	116,234	153,225	171,817
Future income taxes	11,764	9,650	8,845
Shareholders' equity:			
Share capital (note 2)	103,444	100,362	100,362
Contributed surplus	323	323	323
Retained earnings	145,095	98,169	137,004
	248,862	198,854	237,689
Total liabilities and shareholders' equity	**$ 467,611**	**$ 468,655**	**$ 514,071**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended	
	June 30, 2002 (unaudited)	July 1, 2001 (unaudited)	June 30, 2002 (unaudited)	July 1, 2001 (unaudited)
Sales	$ **195,725**	$ **151,761**	$ **440,739**	$ **389,659**
Cost of sales	137,455	110,430	316,988	279,259
Gross margin	**58,270**	**41,331**	**123,751**	**110,400**
Selling, general and administrative expenses	19,572	15,050	48,421	41,345
Non-recurring charge (note 3)	-	-	-	2,996
Earnings before interest, income taxes, depreciation and amortization	**38,698**	**26,281**	**75,330**	**66,059**
Depreciation and amortization	4,604	4,408	12,696	11,966
Interest expense	3,234	3,796	10,378	9,930
Earnings before income taxes	**30,860**	**18,077**	**52,256**	**44,163**
Income taxes	3,137	1,897	5,330	4,512
Net earnings	$ **27,723**	$ **16,180**	$ **46,926**	$ **39,651**
Basic EPS (note 4)	$ **0.97**	$ **0.57**	$ **1.65**	$ **1.41**
Diluted EPS (note 4)	$ **0.94**	$ **0.55**	$ **1.60**	$ **1.35**

Consolidated Statements of Earnings

(In thousands of Canadian dollars)

	Three months ended		Nine months ended	
	June 30, 2002 (unaudited)	July 1, 2001 (unaudited)	June 30, 2002 (unaudited)	July 1, 2001 (unaudited)
Retained earnings, beginning of period	$ **117,372**	$ **120,824**	$ **98,169**	$ **97,353**
Net earnings	27,723	16,180	46,926	39,651
Retained earnings, end of period	$ **145,095**	$ **137,004**	$ **145,095**	$ **137,004**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended		Nine months ended	
	June 30, 2002 (unaudited)	July 1, 2001 (unaudited)	June 30, 2002 (unaudited)	July 1, 2001 (unaudited)
Cash, beginning of period	**$ -**	**$ -**	**$ -**	**$ 33,492**
Cash flows from operating activities:				
Net earnings	27,723	16,180	46,926	39,651
Adjustments for:				
Depreciation and amortization	4,604	4,408	12,696	11,966
Future income taxes	1,812	-	1,586	(900)
Other	1,325	(383)	1,173	442
	35,464	20,205	62,381	51,159
Net changes in non-cash working capital balances:				
Accounts receivable	8,115	(32,583)	19,265	(52,202)
Inventories	41,363	(7,523)	40,269	(71,462)
Prepaid expenses and deposits	16	(63)	(1,080)	(940)
Accounts payable and accrued liabilities	602	9,595	(18,042)	26,777
Income taxes payable	1,106	4,242	2,742	6,841
	86,666	**(6,127)**	**105,535**	**(39,827)**
Cash flows from financing activities:				
(Decrease) increase in revolving bank loan	(42,562)	24,898	(35,083)	52,998
Repayment of capital leases	(823)	(1,353)	(2,762)	(3,953)
Increase in unsecured debt	2,515	-	2,515	-
Repayment of other long-term debt	(41)	(608)	(855)	(1,707)
Proceeds from the issuance of shares	1,243	-	3,082	987
(Increase) decrease in deferred charges	(64)	-	(204)	271
	(39,732)	**22,937**	**(33,307)**	**48,596**
Cash flows from investing activities:				
Purchase of fixed assets, net of disposals	(22,960)	(17,426)	(47,770)	(41,904)
(Increase) decrease in other assets	606	616	122	(357)
	(22,354)	**(16,810)**	**(47,648)**	**(42,261)**
Cash, end of period	**$ 24,580**	**$ -**	**$ 24,580**	**$ -**

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the period ended June 30, 2002)
(In thousands of Canadian dollars, except per share data)
(unaudited)

1. Basis of Presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as described in note 1 of its audited financial statements in the Company's annual report for the year ended September 30, 2001.

The comparative balance sheet at September 30, 2001 is prepared using the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended September 30, 2001.

Certain prior year amounts have been reclassified to conform to the current fiscal year presentation. These changes had no impact on previously reported results of operations, financial position, cash flow or shareholders' equity.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter ended June 30, 2002 are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2. Share capital:

	June 30, 2002		September 30, 2001 (audited)		July 1, 2001	
	Shares	**$**	**Shares**	**$**	**Shares**	**$**
Authorized without limit as to number and without par value:						
First preferred shares, issuable in series, non-voting						
Second preferred shares, issuable in series, non-voting						
Class A subordinated voting shares, participating, one vote per share						
Class B multiple voting shares, participating, eight votes per share						
Issued and outstanding:						
Class A subordinate voting shares:						
Total outstanding, beginning of period	22,095	$ 95,279	21,943	$ 94,292	21,943	$ 94,292
Shares issued under employee share purchase plan	7	143	2	60	2	60
Shares issued pursuant to exercise of stock options	525	2,939	150	927	150	927
Total outstanding, end of period	22,627	98,361	22,095	95,279	22,095	95,279
Class B multiple voting shares	6,094	5,083	6,094	5,083	6,094	5,083
	28,721	**$ 103,444**	**28,189**	**$ 100,362**	**28,189**	**$ 100,362**

3. Non-recurring charge:

The non-recurring charge in the first quarter of fiscal 2001 related to the closure and the relocation of the Company's U.S. distribution center from Miami, Florida to Eden, North Carolina. On an after-tax basis, the non-recurring charge was $2.9 million.

4. Earnings per share:

	Three months ended June 30, 2002	Three months ended July 1, 2001	Nine months ended June 30, 2002	Nine months ended July 1, 2001
Earnings per share:				
Basic weighted average number of common shares outstanding	**28,570**	**28,189**	**28,386**	**28,131**
Basic earnings per share				
Canadian $	$ 0.97	$ 0.57	$ 1.65	$ 1.41
US $ (a)	$ 0.62	$ 0.37	$ 1.05	$ 0.92
Diluted earnings per share:				
Basic weighted average number of common shares outstanding	28,570	28,189	28,386	28,131
Plus impact of stock options	940	1,017	916	1,132
Diluted common shares	**29,510**	**29,206**	**29,302**	**29,263**
Diluted earnings per share				
Canadian $	$ 0.94	$ 0.55	$ 1.60	$ 1.35
US $ (a)	$ 0.60	$ 0.36	$ 1.02	$ 0.88

The purpose of presenting a supplementary measure of net earnings and earnings per share, as set out in the table below, is to show the comparative net earnings and diluted earnings per share adjusted for the impact of the prior year "non-recurring charge" described in note 3 on an after-tax basis. Supplementary measures of earnings do not have any standardized meaning prescribed by generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

	Nine months ended June 30, 2002	Nine months ended July 1, 2001
Net earnings	$ 46,926	$ 39,651
Adjustment to net earnings for non-recurring charge, on an after-tax basis	-	2,921
Net income before non-recurring charge	**$ 46,926**	**$ 42,572**
Basic earnings *per share without non-recurring charge:*		
Canadian $	$ 1.65	$ 1.51
US $ (a)	$ 1.05	$ 0.99
Diluted earnings per share without non-recurring charge:		
Canadian $	$ 1.60	$ 1.45
US $ (a)	$ 1.02	$ 0.95

a) The US dollar earnings per share are based on the Canadian results on a Canadian GAAP basis converted at the average exchange rates for the respective periods.

5. Segmented information:

The Company manufactures and sells activewear apparel, specifically T-Shirts, fleece products such as sweatshirts, and polo golf shirts. The products are sold as undecorated "blanks", primarily to wholesale distributors, and are ultimately decorated with logos by screenprinters and embroiders.

Individual customers accounting for greater than 10% of total sales in 2002 and 2001 are as follows:

	Three months ended June 30, 2002	Three months ended July 1, 2001	Nine months ended June 30, 2002	Nine months ended July 1, 2001
Company A	13.8 %	11.3 %	15.0 %	16.5 %
Company B	12.0 %	12.9 %	11.0 %	11.0 %

Sales were derived from customers located in the following geographic areas:

	Three months ended June 30, 2002	Three months ended July 1, 2001	Nine months ended June 30, 2002	Nine months ended July 1, 2001
International	$ 173,214	$ 132,136	$ 391,545	$ 341,595
Canada	22,511	19,625	49,194	48,064
	$ 195,725	**$ 151,761**	**$ 440,739**	**$ 389,659**

5. Segmented Information (continued):

Fixed assets by geographic areas are as follows:

	June 30, 2002	September 30, 2001	July 1, 2001
Canada	$ 114,766	$ 93,520	$ 92,367
Caribbean basin, Central America and Mexico	50,680	34,160	27,496
United States	25,180	25,892	30,909
	$ 190,626	**$ 153,572**	**$ 150,772**

6. Supplemental disclosure of cash flow information:

	Three months ended		*Nine months ended*	
	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001
Cash paid during the period for:				
Interest	$ 3,191	$ 3,952	$ 10,544	$ 9,753
Income taxes	440	-	1,611	1,246
Non-cash transactions:				
Acquisition of fixed assets through the assumption of debt and settlement of amounts due to the Company	-	-	-	6,800
Additions of fixed assets included in accounts payable	1,470	1,561	1,470	1,561

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

The following discussion and analysis of the Company's financial condition, its results of operations and its cash flow should be read in conjunction with the unaudited consolidated financial statements and related notes for the nine months ended June 30, 2002, and in conjunction with the audited consolidated financial statements and management discussion and analysis for the year ended September 30, 2001 as set out in the Company's 2001 Annual Report. These consolidated financial statements have been prepared using the same accounting principles used in the audited consolidated financial statements for the year ended September 30, 2001.

Sales

Sales for the three months ended June 30, 2002, were $195.7 million, up 28.9% from $151.8 million for the three months ended July 1, 2001. Unit sales for the third fiscal quarter were up 31.0% from last year. Sales for the nine months ended June 30, 2002 were $440.7 million compared to $389.7 million for the nine months ended July 1, 2001, representing an increase of 13.1%. Unit sales for the nine months were up 16.6% from last year.

The distributor market in the United States for T-shirts was down 1.5% for the quarter ended June 30, 2002 compared to the corresponding quarter of the prior year, while the fleece market was up 11.4% and the market for sport shirts, the segment most severely impacted by the downturn in the corporate promotional segment, was down 10.7%. Gildan has strongly positioned itself as the No. 1 supplier in the United States T-Shirt market with the No. 1 market share in the 100% Cotton T-Shirt[1] category as well as the overall T-Shirt category. Continuing market share penetration was achieved in these segments as well as the Company's newer fleece and sport-shirt product lines. Fleece and sport shirts together accounted for 14.9% of sales in the third quarter of fiscal 2002, versus 11.2% in the third quarter of last year. Gildan inventories in the distributor channel continue to be significantly down from last year.

The Company has continued to expand its European business which reflected unit sales growth of 37.8% in the third fiscal quarter and 32.7% for the nine months ended June 30, 2002 compared to the prior year. The Company has also maintained its leadership position in the Canadian market.

Gross Margin

For the quarter, gross margins were 29.8% compared to 27.2% in the third quarter of fiscal 2001. The increase in gross margins for the quarter was due to the effect of lower cotton costs as compared to the prior year, improvements in manufacturing efficiencies and higher-valued product-mix partially offset by lower average selling prices. Gross margins for the nine months ended June 30, 2002, were $123.8 million or 28.1% of sales compared to $110.4 million or 28.3% of sales for the prior year. The decline in gross margins for the year-to-date period were due to lower average selling prices than the prior year almost entirely offset by lower cotton costs and improvements in manufacturing efficiencies.

[1] Source: S.T.A.R.S. Report, AC Nielsen Market Decisions

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $19.6 million or 10.0% of sales for the third quarter of fiscal 2002 compared to $15.1 million or 9.9% of sales in the third quarter of fiscal 2001. For the nine months period ended June 30, 2002, selling, general and administrative expenses were $48.4 million or 11.0% of sales compared to $41.3 million or 10.6% of sales for the prior year. The increase in selling, general and administrative expenses is the result of higher variable sales expenses combined with increases in reserves for the Company's performance-based annual incentive program. The prior year's figure is before reflecting a $3.0 million non-recurring charge, recorded in the first quarter of fiscal 2001, relating to the closure of the Company's Miami distribution center and the cost of relocating to a new distribution facility in Eden, North Carolina.

Depreciation and Interest Expenses

Depreciation expense was $4.6 million in the third quarter of fiscal 2002 compared to $4.4 million in the third quarter of fiscal 2001. Year-to-date, depreciation expense was $12.7 million in fiscal 2002 compared to $12.0 million in fiscal 2001. The increase in depreciation expense reflects the Company's investment in capital expenditures incurred to provide for long-term sales growth and increased vertical integration.

Interest expense decreased to $3.2 million in the third quarter of fiscal 2002 from $3.8 million in the third quarter of fiscal 2001. The decrease in interest expense in the quarter is due to lower overall borrowing levels this year compared to the prior year. Year-to-date interest expense was $10.4 million in fiscal 2002 compared to $9.9 million in fiscal 2001. The increase is the result of overall high borrowing levels in the first half of fiscal 2002 compared to the prior year, partially offset by lower floating interest rates.

Earnings

EBITDA[1] amounted to $38.7 million or 19.8% of sales in the third quarter of fiscal 2002 compared to $26.3 million or 17.3% of sales in third quarter of fiscal 2001. The increase in EBITDA was the result of higher sales and higher gross margins. Year-to-date, EBITDA amounted to $75.3 million or 17.1% of sales in fiscal 2002 compared to $66.1 million or 17.0% of sales in fiscal 2001, after the $3.0 million pre-tax non-recurring charge for the closure and relocation of the Company's United States distribution center. EBITDA was $69.1 million or 17.7% of sales before the non-recurring charge. The increase in EBITDA was the result of higher sales offset by slightly lower gross margins and an increase in selling, general and administrative expenses.

Net earnings were $27.7 million or $0.94 per share on a diluted basis in the third quarter of fiscal 2002 compared to $16.2 million or $0.55 per share on a diluted basis in fiscal 2001. The increase in net earnings in the quarter was the result of higher

[1] EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because we believe that some investors use this information as one measure of a Company's historical ability to service debt. However, you should not consider EBITDA as an alternative to net earnings as an indicator of our operating performance or as an alternative to cash flow as a measure of our overall liquidity as presented in the Consolidated Financial Statements. EBITDA as presented may not be comparable to similar computations presented by other companies. Please refer to the financial statements for the calculation of EBITDA.

EBITDA. Year-to-date, net earnings were $46.9 million or $1.60 per share on a diluted basis in fiscal 2002 compared to $42.6 million or $1.45 per share on a diluted basis in fiscal 2001, before the $2.9 million after tax impact of the non-recurring charge in the prior year. The increase in net earnings was the result of higher EBITDA partially offset by higher depreciation and interest expense. Net earnings for the nine months ended July 1, 2001, were $39.7 million or $1.35 per share on a diluted basis after reflecting the $0.10 per share after tax impact of the prior year non-recurring charge.

The Canadian Institute of Charted Accountants has issued a new standard for the accounting of stock-based compensation affecting fiscal years commencing on or after January 1, 2002. Accordingly, the Company will adopt this new standard on a prospective basis in the first quarter of fiscal 2003. The Company has calculated the pro-forma impact on earnings for the nine months ended June 30, 2002 for stock-based awards granted in this fiscal year to be approximately $0.2 million or less than $0.01 per diluted share.

Balance Sheet

Accounts receivable decreased by $52.7 million to $104.5 million in the third quarter of fiscal 2002 compared to $157.2 million in the third quarter of fiscal 2001 and reduced by $21.0 million compared to $125.5 million at September 30, 2001. The reduction in accounts receivable was due to stronger cash collections in the current quarter resulting in days' sales outstanding of 46 days at June 30, 2002, compared to 91 days at the end of the third quarter of fiscal 2001 and 95 days at September 30, 2001. Inventories decreased by $55.1 million to $138.1 million at June 30, 2002 from $193.2 million at July 1, 2001 and by $40.3 million from $178.4 million at September 30, 2001. The Company has achieved its objective of managing production levels to reduce overall inventory levels while maintaining high service levels and remaining well positioned to meet anticipated demand. Days of finished goods on hand are 90 days, at June 30, 2002, versus 116 days last year and 161 days at September 30, 2001.

The Company has invested $22.9 million in fixed assets in the third quarter of fiscal 2002 and $47.8 million on a year-to-date basis. These investments are mainly for the purchase of the fixed assets of a second yarn spinning facility announced in June 2002 as well as for the purchase of new equipment to modernize its yarn spinning facility purchased in fiscal 2001 and for its new integrated knitting, dyeing and cutting facility in Honduras. The Company invested $41.9 million in fixed assets on a year-to-date basis in fiscal 2001 and $48.9 million for all of fiscal 2001.

Total assets were $467.6 million at June 30, 2002 compared to $514.1 million at July 1, 2001 and $468.7 million at September 30, 2001. Working capital was $181.7 million at the end of the third quarter of fiscal 2002 compared to $201.2 million at September 30, 2001. The current ratio at June 30, 2002 was 3.0:1 compared to 2.9:1 at September 30, 2001. These results reflect the Company's ability to manage the growth in the business by maximizing its working capital.

Financing and Capital Resources

For the quarter ended June 30, 2002, cash flow from operating activities amounted to $86.7 million compared with a use of cash of $6.1 million in the third quarter of fiscal 2001. The improvement in operating cash flow was due to the significantly improved working capital utilization, combined with higher operating earnings. Free cash flow (cash flows from operations less cash used in investing activities) amounted to $64.3 million for the third quarter of fiscal 2002 compared to a use of cash of $22.9 million in the third quarter of fiscal 2001.

Year-to-date cash flow from operating activities was $105.5 million for fiscal 2002 compared to a use of cash of $39.8 million for the corresponding period last year. The improvement was due to the significant improvement in accounts receivables days' sales outstanding and inventory turnover. In the first nine months of fiscal 2002, working capital was a source of cash of $43.1 million compared to a use of cash of $91.0 million last year. Year-to-date free cash flow after investing activities amounted to $57.9 million compared to a use of cash of $82.1 million in fiscal 2001. The Company expects to continue to generate free cash flow for the reminder of the year.

At June 30, 2002, none of the Company's $145.0 million revolving bank facility was utilized. Total indebtedness at June 30, 2002 amounted to $123.0 million compared to $178.5 million at July 1, 2001. In addition, the Company had a cash balance at June 30, 2002 of $24.6 million. On July 11, 2002, the Company negotiated a new secured revolving credit facility increasing the amount available to $150.0 million with a three-year term. The purpose of the new facility was to expand the Company's banking relationships and provide greater flexibility in non-financial covenants.

Outlook

The outlook for the balance of the fiscal year is that the Company expects to slightly exceed its full year sales forecast of 18.5 million dozens through the addition of new wholesale distributors, together with direct screen-printer accounts, continuing penetration in fleece and sport shirts, and expansion in Europe. On this basis, we expect our earnings range to be $2.20 - $2.25 per share on a diluted basis for the full fiscal year.

Forward Looking Statements

Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.